Brown Shoe Company, Inc. 8300 Maryland Avenue St. Louis, MO 63105-3693 314.854.4000

July 28, 2011

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549-4628
Attention: David Link

            Re:       Registration Statement on Form S-4 (No. 333-175574) of Brown Shoe Company, Inc., Sidney Rich Associates, Inc., Brown Group Retail, Inc., Brown Shoe International Corp., Buster Brown & Co., Bennett Footwear Group LLC, American Sporting Goods Corporation, The Basketball Marketing Company, Inc., Edelman Shoe, Inc., Shoes.Com, Inc., and Brown Shoe Company of Canada Ltd (each, a “Company” and collectively, the “Companies”)

Ladies and Gentlemen:

            In connection with the exchange offer being made by Brown Shoe Company, Inc. pursuant to the prospectus contained in the above-referenced registration statement and related letter of transmittal, this letter will confirm the following:

                        (1)        The Companies are registering the notes to be issued in the exchange offer (the “Registered Notes”) in reliance upon the position of the Staff of the Securities and Exchange Commission (the “Commission”) enunciated in the no-action letter issued to Exxon Capital Holdings Corporation (available May 13, 1988) and Morgan Stanley and Co., Inc. (available June 5, 1991) as interpreted in the Commission’s letter to Shearman & Sterling dated July 2, 1993.

                        (2)        The Companies have not entered into any arrangement or understanding with any person to distribute the Registered Notes to be received in the exchange offer in exchange for the Companies’ outstanding notes (the “Private Notes”) and, to the best of the Companies’ information and belief, each person participating in the exchange offer is acquiring the Registered Notes in the ordinary course of its business, is not participating in and has no arrangement or understanding with any person to participate in the distribution of the Registered Notes to be received in the exchange offer and is not an “affiliate” of any Company within the meaning of Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”).  In this regard, the Companies will make each person participating in the exchange offer aware that if such person is participating in the exchange offer for the purpose of distributing the Registered Notes to be acquired in the exchange offer, such person (i) could not rely on the Staff position enunciated in Exxon Capital Holdings Corporation or interpretative letters to similar effect and (ii) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction, unless an exemption from registration is otherwise available.  The Companies acknowledge that such a secondary resale transaction by such person participating in the exchange offer for the purpose of distributing the Registered Notes should be covered by an effective registration statement containing the selling security holder information required by Item 507 of Regulation S-K.

Securities and Exchange Commission

July 28, 2011

                        (3)        A broker-dealer may participate in the exchange offer with respect to Private Notes acquired for its own account as a result of market-making or other trading activities provided that the broker-dealer has confirmed that it has not entered into any arrangement or understanding with any Company or an affiliate of any Company to distribute the Registered Notes and the Companies (i) will make each person participating in the exchange offer aware (through the exchange offer prospectus) that any broker-dealer who holds Private Notes acquired for its own account as a result of market-making or other trading activities, and who receives Registered Notes in exchange for such Private Notes pursuant to the exchange offer, must deliver a prospectus meeting the requirements of the Securities Act as described in (2) above in connection with any resale of such Registered Notes, and (ii) will include in the transmittal letter or similar documentation to be executed by an exchange offeree in order to participate in the exchange offer a provision providing that if the exchange offeree is a broker-dealer holding Private Notes acquired for its own account as a result of market-making or other trading activities, an acknowledgement that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of the Registered Notes received in respect of such Private Notes pursuant to the exchange offer; however, by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

                        The transmittal letter to be executed by each exchange offeree in order to participate in the exchange offer includes a representation to the effect that if the exchange offeree is not a broker-dealer that by accepting the exchange offer, the exchange offeree represents that it is not engaged in, and does not intend to engage in, a distribution of the Registered Notes.

Sincerely,

/s/ Michael I. Oberlander

Michael I. Oberlander
Senior Vice President, General Counsel and

Corporate Secretary